S TATEMENT OF F INANCIAL C ONDITION

Perella Weinberg Partners LP

With Report of Independent Registered Public Accounting Firm
As of December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67167

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Perella Weinberg Partners LP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

767 Fifth Avenue
　　　　　　　　　　　　　　　　　　　　(No. and Street)

New York	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexandra Gottschalk, Chief Accounting Officer　　　　　　　(713) 333-7106

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Alexandra Gottschalk _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Perella Weinberg Partners LP _____ , as

of _____ December 31 ___ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEVON MOORE RUSLING
Notary Public, State of Texas
Comm. Expires 06-14-2020
Notary ID 130700614

_____
Signature

Chief Accounting Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
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New York, NY 10036-6530

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Report of Independent Registered Public Accounting Firm

To the General Partner of Perella Weinberg Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2007.

February 18, 2019

1

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	244,323,491
Accounts receivable, net of allowance for doubtful accounts		50,758,048
Fixed assets, net of accumulated depreciation and amortization		2,605,818
Receivables from affiliates		3,190,034
Prepaid expenses and other assets		1,112,106
Total assets	$	301,989,497
Liabilities and Partners' Capital		
Liabilities		
Payables to affiliates	$	200,207,887
Accounts payable and accrued liabilities		4,808,945
Deferred rent		113,011
Total liabilities		205,129,843
Commitments and contingencies (Note 8)		
Partners' capital		96,859,654
Total liabilities and partners' capital	$	301,989,497

The accompanying notes are an integral part of this Statement of Financial Condition.

Perella Weinberg Partners LP

Notes to Statement of Financial Condition

December 31, 2018

1. **Organization**

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group" or the "Parent"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution. The Partnership is based in New York City, with branch offices in San Francisco, Los Angeles, and Chicago. At December 31, 2018, the Partnership was registered as a broker-dealer in 51 states and territories.

PadCo GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner"). The General Partner is wholly owned by PWP Group, which is wholly owned by PWP Holdings LP.

The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership, from time to time, may enter into underwriting commitments in which it will participate as an underwriter within a syndicate. For the year ended December 31, 2018, the Partnership had no such underwriting commitments. The Partnership does not hold securities accounts for customers or trade in securities for its own account.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of this Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing this Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Partnership maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2018, the Partnership did not hold any cash equivalents.

Accounts Receivable

Accounts receivable are presented net of any allowance for doubtful accounts that are based on the Partnership's assessment of collectability. The Partnership regularly reviews its accounts receivable for collectability and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts

Any allowance for doubtful accounts is recorded based upon the accounts receivable that the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience. As of December 31, 2018, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Revenue and Expense Recognition

Initial Adoption—Effective January 1, 2018, the Partnership adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments using the modified retrospective method for all contracts, which requires a cumulative effect adjustment upon adoption. The Partnership concluded that there was no material impact to the recognition and measurement of its contracts with its customers upon adoption, and therefore, no adjustment to beginning retained earnings as of January 1, 2018, was recorded.

The impact of adoption on the Statement of Financial Condition as of December 31, 2018 was a $0.2 million increase to Accounts payable and accrued liabilities as compared to the Statement of Financial Condition without the adoption of ASU 2014-09.

The change between the balances as reported under new and previous accounting guidance is related to the accounting for certain fees, such as announcement fees, which were previously recognized upon the occurrence of an event, and now are partially deferred to the extent the corresponding performance obligations are not satisfied.

See Note 3—Revenue from Contracts with Customers for further information on contracts within the scope of ASU 2014-09.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent and PWP Employer LP. The expenses processed on behalf of the Partnership by PWP Employer LP relate solely to compensation. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. See Note 4—Related Party Transactions for further explanation of affiliate transactions.

Employee Compensation and Benefits

Employee compensation and benefits expense includes compensation, payroll taxes, and other benefits for employees.

Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes.

Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs are amortized over three years.

Recent Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers—In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09. ASU 2014-09 updated the accounting standards for revenue from contracts with customers. The update provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for the Partnership's interim and annual periods beginning after December 15, 2017.

The Partnership has adopted ASU 2014-09 using the modified retrospective approach as of January 1, 2018, which requires a cumulative effect adjustment upon adoption. The Partnership's implementation efforts included the identification of revenue streams subject to the guidance and the review of the customer contracts to determine the Partnership's performance obligation and the associated timing of each performance obligation. The Partnership concluded there is no impact to the recognition and measurement of contracts with customers and related incremental costs to obtain or fulfil such contracts. Therefore, adoption of the standard will not require an adjustment to beginning retained earnings as of January 1, 2018.

Leases – In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"), which requires lessees to recognize on its balance sheet assets and liabilities for substantially all of its leases. The new lease accounting standard also requires enhanced disclosure about leasing arrangements. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements ("ASU 2018-11"), which provided an alternative but optional transition method that allows entities to apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in that period. Under this alternative transition method, an entity's reporting for the comparative periods presented in the financial statements in which it adopts the new lease accounting standard will continue to be accounted for and reported under the ASC Topic 840 requirements. The new lease accounting standard is effective for fiscal years, and interim periods within those fiscal year, beginning after December 15, 2018. Early adoption is permitted.

The Partnership will adopt the new lease accounting standard effective as of January 1, 2019 using the alternative transition approach permitted by ASU 2018-11 and the impact will be reflected in the Partnership's financial statements thereafter. The Partnership elected the transition package of practical expedients to alleviate certain operational complexities related to the adoption, but has not elected the use of hindsight practical expedient.

The Partnership's lease commitments, as discussed in Note 8—Commitments, Contingencies and Indemnifications, primarily relate to office space and represents substantially all of the leases that will be subject to the new lease accounting standard. The Partnership is currently assessing both the qualitative and quantitative impact of the adoption of the new lease accounting standard on its financial statements, but anticipates the recognition of right-of-use assets and lease liabilities on the balance sheet in an amount consistent with the total present value of outstanding future minimum payments for operating leases as included in Note 8.

3. **Revenue from Contracts with Customers**

The services provided under contracts with customers include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition.

Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer.

Transaction-related Advisory Services

The Partnership is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of clients' debt or equity, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial forecasting for potential transactions. Typically, the Partnership provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Partnership considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its customers. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

The Partnership recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Partnership's advisory revenue are recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further discussed below. The Partnership provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Partnership's clients are continuously benefitting from its counsel as the Partnership is providing financial and strategic advice throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits.

Although the Partnership's transaction-related advisory services meet the criteria for over time revenue recognition, the associated fees are predominantly considered variable as they are susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. Accordingly, a large portion of the fees associated with these services is constrained until specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period. This typically occurs once substantially all services have been provided. In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Partnership's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.

Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Partnership recognizes a receivable between the date of completion of the event and payment by the customer.

Fairness Opinion Services

Although the Partnership usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate

performance obligation in such contracts because they could be obtained separately and the Partnership is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Partnership typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the customer does not simultaneously receive and consume the benefit of the Partnership's performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Partnership recognizes a receivable between the date of delivery of the fairness opinion and payment by the customer.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time.

Remaining Performance Obligations and Revenue Recognized from Past Performance

As of December 31, 2018, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied is $0.7 million and the Partnership generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Partnership's performance obligations of providing transaction-related advisory services and fairness opinion services.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment. The balance of Accounts receivable, net of allowance for doubtful accounts is included in the Statement of Financial Condition.

The Partnership records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Partnership has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied). As of December 31, 2018, the Partnership recorded $0.6 million of deferred revenue in Accounts payable and accrued liabilities within the Statement of Financial Condition.

4. Related Party Transactions

Affiliate Fee Expense

The Partnership receives administrative services, including payroll, health care and the defined contribution plan, based upon a service agreement between the Partnership and PWP Employer LP. Under the service agreement the Partnership pays a fee based upon $4 per calendar day per employee.

Other Related Party Transactions

The Partnership receives administrative services including but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Partnership, the amounts have been expensed directly by the Partnership. Allocations of expenses not directly attributable to the Partnership

reflect the utilization of services provided or benefits received by the Partnership presented on a consistent basis based on the most relevant measure, such as relative usage or pro-rata basis of headcount.

During the year ended December 31, 2018, the Partnership made distributions to the Parent totaling $34.0 million in the ordinary course of business. See Note 6—Partners' Capital for further information.

Outstanding Receivables and Payables

As of December 31, 2018, the Partnership has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Partnership settles receivables and payables with affiliates in cash within 12 months of incurrence.

5. Net Capital Requirements

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirement under the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Partnership had net capital of approximately $55.9 million, which was approximately $55.7 million in excess of required minimum net capital of $250,000.

The Partnership must also maintain a minimum net capital as determined by FINRA rules and provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $500,000 during the term of the agreement.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

6. Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2018 is solely that of the Parent. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. For the year ended December 31, 2018, the Partnership made distributions of $34.0 million to the Parent.

7. Employee Benefit Plan

The Partnership's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The plan allows qualifying employees to contribute their eligible compensation, subject to Internal Revenue Service limits. The Parent makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Parent may also make a discretionary contribution for participants employed on December 31st of each year.

Perella Weinberg Partners LP

Notes to Statement of Financial Condition

December 31, 2018

8. **Commitments, Contingencies and Indemnifications**

The Partnership leases office space under operating lease agreements that expire on various dates through 2024.

Future minimum rentals under such leases are as follows:

Years Ending		Minimum Rental Commitments
2019	$	855,904
2020		1,243,505
2021		1,281,880
2022		1,294,185
2023		1,023,817
Thereafter		1,045,639
	$	6,744,930

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

9. **Fixed Assets**

Fixed assets, net of accumulated amortization and depreciation at December 31, 2018, are as follows:

Furniture and equipment	$	6,525,346
Leasehold improvements		648,381
Software		2,438,913
Less: Accumulated depreciation		(7,006,822)
	$	2,605,818

10. **Concentration of Credit Risk**

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

As of December 31, 2018, certain accounts receivable in the aggregate amount of $35.0 million were individually greater than 10% of the Partnership's accounts receivable as of that date and were concentrated with three clients. The total $35.0 million was received subsequent to December 31, 2018, and as such, the Partnership is not exposed to potential loss due to credit risk related to these concentrated receivables.

11. **Subsequent Events**

The Partnership has evaluated subsequent events through February 18, 2019, which is the date this Statement of Financial Condition was available for issuance.

On January 10, 2019, the Partnership made a distribution to the Parent of $47.0 million in the ordinary course of business.